

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Via Facsimile ((281) 364-4398)
Mr. Stuart M. Brightman
President & Chief Executive Officer
TETRA Technologies, Inc.
24955 Interstate 45 North
The Woodlands, Texas 77380

  Re: TETRA Technologies, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed March 1, 2011
     File No. 1-13455

Dear Mr. Brightman:

   We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        /s/ H. Roger Schwall

         H. Roger Schwall
        Assistant Director